UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On October 23, 2025, Tantech Holdings Ltd, a British Virgin Islands company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase from the Company, an aggregate of 3,614,464 common shares, no par value per share, (the “Common Shares”) of the Company, Series C warrants (the “Series C Warrants”) to purchase up to 10,843,392 Common Shares (the “Series C Warrant Shares”), and Series D warrants (the “Series D Warrants,” and together with the Series C Warrants, the “Warrants”) to purchase up to 10,843,392 Common Shares (the “Series D Warrant Shares,” and together with the Series C Warrant Shares, the “Warrant Shares”) in a private placement for gross proceeds of $6.0 million (the “Offering”). The Company will use the proceeds from this Offering for working capital and general corporate purposes.

Pursuant to the Purchase Agreement, the Company will sell to the Purchasers an aggregate of 3,614,464 units at a purchase price of $1.66 per unit. Each unit consists of one Common Share, three Series C Warrants each to purchase one Common Share, and three Series D Warrants each to purchase one Common Share. The Warrants will be exercisable immediately upon issuance and will have a term of three years from the date of issuance. The Series C Warrants will have an exercise price of $1.66 per Common Share. The Series D Warrants will have an exercise price of $1.83 per Common Share. The exercise price and the number of Warrant Shares are subject to adjustment upon the occurrence of certain events, including share combination or similar recapitalization transactions.

These securities were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder. No placement agent was involved in the private placement. Each Purchaser understands that the securities offered in this Offering have not been registered under the Securities Act and may not be sold absent registration or an applicable exemption from the registration requirements of the Securities Act.

Pursuant to a registration rights agreement the Company entered into with the Purchasers, the Company has agreed to file a resale registration statement on behalf the Purchasers to register the resale of the Warrants and Warrant Shares within 60 days of the closing of the Offering, and to use commercially reasonable efforts to cause such registration to become effective within 120 days of the closing of the Offering if subject to full review by the SEC, and to keep such registration statement effective at all times until no investor owns any of the Warrants or Warrant Shares.

The Company also entered into a financial advisory agreement date October 23, 2025 (the “Financial Advisory Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which Aegis agreed to serve as the exclusive financial advisor for the Company in connection with the Offering. The Company agreed to pay Aegis a cash fee equal to 4.0% of the gross proceeds received in this Offering and to pay for expenses of Aegis’s legal counsel up to an aggregate amount of $100,000.

The descriptions of the Purchase Agreement, the Registration Rights Agreement, the Financial Advisory Agreement, and the Warrants set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1, 10.2, 10.3, 4.1 and 4.2, respectively.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the closing of the Private Placement and anticipated use of proceeds from the Private Placement. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Exhibit Index

Exhibit Number	Description of Exhibit
4.1	Form of Series C Warrant
4.2	Form of Series D Warrant
10.1	Securities Purchase Agreement, dated October 23, 2025, by and between the Company and the Purchasers
10.2	Registration Rights Agreement, dated October 23, 2025, by and between the Company and the Purchasers
10.3	Financial Advisory Agreement, dated October 23, 2025, by and between the Company and Aegis Capital Corp.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: October 23, 2025	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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